TroyGould pc 1801 Century Park East, Suite 1600 Los Angeles, California 90067-2367 Tel (310) 553-4441 Fax (310) 210-4746 www.troygould.com

Dale Short • (310) 789-1259 • dshort@troygould.com	File No. 3218-1

December 8, 2011
BY EDGAR AND FEDERAL EXPRESS
Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corporation Registration Statement on Form S-1 Filed May 9, 2011 File No. 333-174076
Dear Mr. Riedler:
     By letter dated November 21, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided RXi Pharmaceuticals Corporation (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on October 25, 2011. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s November 21, 2011 comment letter. References to “Galena” mean Galena Biopharma, Inc., the Company’s parent company.
     Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 1 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments. A copy of the amended preliminary prospectus, marked to show changes, is enclosed for your convenience.
     In addition to the changes made in response to the Staff’s comments, the amended preliminary prospectus reflects some corrections or clarifications to selected passages of the original preliminary prospectus, as well as some updated information.
FORM S-1
General
1.	We note that you have submitted a number of documents in a confidential treatment request. Please note that you will be receiving comments to the

Jeffrey Riedler
December 8, 2011

confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

COMPANY RESPONSE

Duly noted.

2.	Please provide updated interim financial statements and related financial information for the period ending September 30, 2011, pursuant to Rule 3-01 and 3-12 of Regulation S-X. Please also file an updated, signed consent report from your independent auditors prior to going effective.

COMPANY RESPONSE

The updated financial statements and related financial information and the updated, signed consent are included in Amendment No. 1.

3.	Please note that before we will declare the registration statement effective, you must revise your filing throughout to include any omitted information that is currently denoted by blanks.

COMPANY RESPONSE

Duly noted.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes in accordance with our comments.

COMPANY RESPONSE

All relevant disclosures in the amended preliminary prospectus have been revised as appropriate to respond to the Staff’s comments.

5.	We note that the tax opinion, legal opinion and related consents have not been filed. Please file them as soon as practicable, as we will need time to review this exhibits once they have been filed.

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

The opinions and related consents will be included in a subsequent pre-effective amendment.

6.	In several places in the registration statement, you cite various estimates, statistics and other figures. For example:
a.	The statement that “Approximately 42 million surgical procedures are performed annually...” which is found on pages 1 and 46; and

b.	The statement that “Numerous studies implicate CTGF overexpression in scarring...” which is found on pages 1 and 46.

In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.
COMPANY RESPONSE

The amended preliminary prospectus identifies sources of the statistical information cited by the Staff in paragraphs a and b, above, and includes new disclosures regarding the bases for the Company’s estimates, where appropriate. See, for example, the new disclosures on pages 1 and 46.

7.	Throughout the registration statement, you should clearly articulate the basis of the various beliefs and assertions you make. As a non-exclusive example, on pages 1 and 35, you state, “We believe that RXI-109 or other CTGF-targeting compounds may be able to treat other indications, including pulmonary fibrosis, liver fibrosis, acute spinal injury, ocular scarring and restenosis.” As another example, on page 49, you state, “The specificity of RNAi may be sufficient to permit therapeutic targeting...and...may even selectively reduce or eliminate expression...” If you haven’t done so, please clarify whether the relevant statement is your belief or opinion. In addition, please disclose the basis for your belief. If any of your assertions of beliefs are not supported by ample evidence or knowledge, you should delete them.

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

The amended preliminary prospectus has been revised to add additional disclosures as requested. See, for example, the new disclosures on pages 1, 35, 46 and 49. Supplementarily the full cites for these reports cited on pages 46 and 49 are Davidson, B.L.J McCray, P.B., Jr. Current prospects for RNA interference-based theropils, Nat. Rev. Genet. 12,329 40, and Jacson, A.L.J Lindsley, P.S. Accompanying and avoiding siRNA off-target effects for target identification and therapeutic application, Nat. Rev. Drug Discov. 9,5767, respectively.
Cover Page
8.	You disclose that following the completion of the distribution, you anticipate that your common stock will trade in the OTC Markets Group under the symbol [“RXII.”] Please revise your disclosure here and on pages 31 and 73 to clarify whether you have filed an application for listing. If an application has not been filed, please disclose when you intend to do so.

COMPANY RESPONSE

The Company is in the process of applying to the OTC Markets Group as now stated on the cover page and elsewhere in the amended preliminary prospectus.
Table of Contents, page i
9.	You state that “We have not independently verified any of this [data derived from third-party sources] and cannot assure you of its accuracy or completeness.” Please delete this statement as it is not appropriate to disclaim or imply that you are not taking liability for the statements in your registration statement. Alternatively, please expand your disclosure to include a statement specifically accepting liability for these statements.

COMPANY RESPONSE

The sentence noted by the Staff has been omitted from the amended preliminary prospectus.
Prospectus Summary, page 1
10.	You disclose on page 42 that you have not generated revenue to date and may not generate product revenue in the foreseeable future, if ever. Furthermore, you expect to incur significant operating losses as you advance your product candidates through the drug development and regulatory process. Please expand your disclosure under “Our Business” to clarify to disclose this information.

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

The prospectus summary has been revised as reflected on page 1 of the amended preliminary prospectus to include the disclosures cited by the Staff.

Risk Factors, page 11

11.	On page 57, you note that your research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. Please consider whether you should include a risk factor that addresses the resulting risks to you and your business as a result of your use of these materials.

COMPANY RESPONSE

The routine use and handling of biological and hazardous materials is common to the Company and other companies in the industry. The Company has never experienced any significant problems in this regard, and, after due consideration, continues to believe that the use and handling of such materials in its business does not represent a material risk to the Company.
“We may be unable to achieve some or all of the benefits that we expect...,” page 11
12.	You disclose that you may not be able to obtain approval from one or more granting institutions to Galena’s assignment to you of approximately $800,000 of research grants. Please disclose whether you are aware of any granting institution that has indicated that it will not consent to the assignment of the respective grant.

COMPANY RESPONSE

Each granting authority has indicated that it will consent to the assignment of any grant, and the Company is in the process of obtaining the grant consents. In light of the Staff’s comment, however, the Company has revised the related disclosure in the amended preliminary prospectus.
“We may be unsuccessful in recruiting a Chief Executive Officer...,” page 11
13.	You disclosed that you will need to recruit and hire a Chief Executive Officer to replace Mark J. Ahn, Ph.D., who currently serves as our President and Chief Financial Officer, and other executive officers and key employees. Please expand your disclosure to list all the executive officers you are seeking to recruit and hire. For example, are you also seeking to recruit and hire a Chief Financial Officer?

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

The Company also currently is seeking a Chief Financial Officer to work on a part-time basis as reflected in the revised disclosure on page 11 of the amended preliminary prospectus.

“We will be subject to competition and may not be able to compete...,” page 15

14.	Please clarify the diseases you are targeting which are also being targeted by your competitors.

COMPANY RESPONSE

Please see the added disclosures on page 15 of the amended preliminary prospectus regarding some of the indications that the Company may pursue.
“We may be unable to protect our intellectual property rights licensed from other parties...,” page 16
15.	Please expand your disclosure to disclose the name of the third party that sent you a letter claiming that you require access to such third party’s patent and patent applications and demanding that you stop engaging in unspecified alleged infringing activities unless you obtain a license from such third party as this appears to be information that may be material to your business.

COMPANY RESPONSE

The Company has identified the third party on page 17 of the amended preliminary prospectus.
“Our success depends upon our ability to obtain and maintain intellectual property protection...,” page 17
16.	Please disclose whether there are any other entities which currently have legally blocking proprietary rights of which you are aware.

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

The Company is not aware of any blocking proprietary rights and has revised the amended preliminary prospectus accordingly on page 17.

“We will rely upon third parties for the manufacture of our clinical product.” page 17

17.	Please disclose whether there are any third-party manufacturers upon which you are substantially dependent. Please file the related agreements as exhibits to your filing and describe the material terms of any such agreements in your Business section, including, but not limited to any payment provisions, exclusivity provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions.

COMPANY RESPONSE

The Company is not materially dependent upon any supplier, since there are several available alternative sources of supply. In light of the Staff’s comment, however, the Company has revised the related risk factor on page 17 of the amended preliminary prospectus.
“If we fail to attract, hire and retain qualified personnel...,” page 20
18.	To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

COMPANY RESPONSE

The Company has never experienced such difficulties, and no key personnel has indicated his or her intention to leave the Company or is expected to do so, so no additional disclosure is called for in these regards.
“You may have difficulty selling our shares of common stock if they are deemed “penny stocks.” page 22
19.	Please clarify whether you believe that your common stock will be deemed a “penny stock.”

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

The Company believes that its common stock initially is likely to be a “penny stock” and has added the requested clarification on page 22 of the amended preliminary prospectus.

Plan of Distribution, page 28

Reasons for the Distribution, page 28

20.	Please expand this section to describe in more detail the negative factors and potential benefits the Galena board considered in evaluating the separation of RXi from Galena.

COMPANY RESPONSE

See the added disclosures on page 28 of the amended preliminary prospectus regarding the principal potential benefits considered by the board of directors of Galena. Upon review, the Company believes that the former disclosures regarding the negative factors considered by the board of directors are complete in all material respects.

21.	Please clarify whether you are responsible for the entire cost of the fees and expenses disclosed on the top of page 29, as we note that you have agreements related to the reimbursement of transaction costs as described on page 30.

COMPANY RESPONSE

The amended preliminary prospectus includes a statement on page 29 with respect to the portion of the total fees and costs expected to be borne, directly or indirectly, by the Company. The amounts indicated will be added in a subsequent pre-effective amendment.
Trading Market, page 31
22.	You state on page 32, “These are just some of the factors that may adversely affect the market price of our common stock.” Please confirm that you have described all material factors likely to adversely impact the market price of your common stock or revise the disclosure to include additional material factors.

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

The disclosure noted has been removed in response to the Staff’s comment.

Trading Between the Record Date and Distribution Date, page 32

23.	Please confirm that your record date will be after the effectiveness of this registration statement. Alternatively, please provide us with a detailed analysis which supports your conclusion that the “when-issued” trading is consistent with Section 5 of the Securities Act of 1933.

COMPANY RESPONSE

Confirmed. In light of the fact that the record date will be subsequent to effectiveness, no additional disclosure is necessary.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 42
24.	You disclose that you had cash and cash equivalents of approximately $1.9 million as of October 15, 2011. Please clarify whether this includes the $1.5 million contribution by Galena which you disclosed on page 30.

COMPANY RESPONSE

See the requested clarification on page 42 of the amended preliminary prospectus.
Business, page 46
25.	Please clarify which human diseases or types of human diseases you believe can be potentially treated by silencing targeted genes that lead to disease together with your basis for such belief.

COMPANY RESPONSE

Please see the added disclosures on page 46 of the amended preliminary prospectus.

Jeffrey Riedler
December 8, 2011

Recent Business Developments, page 47
26.	In each discussion of the initial results of your preclinical research and data please clarify if there was a specific duration in which the silencing was experienced. In this regard, we notice your reference to one week on page 1.

COMPANY RESPONSE

The Company has revised slightly the disclosure noted by the Staff to specify that the silencing was experienced for one week or more. The Company believes this is the most meaningful disclosure regarding the initial results of the Company’s preclinical research and data. See, for example, the second bullet point on pages 1, 46 and 47 of the amended preliminary prospectus.

27.	In the third bullet point you note that the collaboration demonstrated efficacy. Please revise your disclosure to clarify what you mean by “demonstrated efficacy” as it does not appear to be appropriate to use this term in reference to a pre-clinical collaboration.

COMPANY RESPONSE

The Company has clarified the cited bullet point disclosure on page 47 of the amended preliminary prospectus as the Staff requests.
Introduction to the Field of RNAi Therapeutics, page 48
28.	Please characterize as your belief or opinion the statement that “The specificity of RNAi may be sufficient to permit therapeutic targeting...and...may even selectively reduce or eliminate expression...” Alternatively, provide additional factual support for this assertion.

COMPANY RESPONSE

The Company has clarified the basis for this statement on page 49 of the amended preliminary prospectus.
Patents and Patent Applications, page 54
29.	In this section, you reference both patents and patent applications, but you appear to only discuss your material patent applications. Please expand your disclosure in this section to also discuss any material patents, including for each patent or group of patents the technology to which the patent relates and the expiration date of the patent.

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

The Company has clarified on page 54 of the amended preliminary prospectus that it has no issued patents.

30.	Please clarify if you have any patents or patent applications in jurisdictions outside the United States.

COMPANY RESPONSE

The Company has added the requested clarification on page 54 of the amended preliminary prospectus.
License Agreements, page 54
31.	Please disclose the aggregate milestone payments you are required to pay under the license agreement with the University of Massachusetts Medical School.

COMPANY RESPONSE

The Company has revised the disclosures on page 54 of the amended preliminary prospectus regarding the principal terms of the University of Massachusetts Medical School (“UMMS”) license to reflect that there are annual maintenance fees, but no milestone payments, owing to UMMS and other information. The specific maintenance fees and royalty information are covered by the Company’s confidential treatment request with respect to the UMMS license, so the Company respectfully requests that the Staff consider withdrawing this comment.

32.	Please disclose the aggregate clinical milestone payments and a range of royalty payments (not to exceed ten percent) under the license agreement with Dharmacon, Inc.

COMPANY RESPONSE

The specific milestone and royalty information are covered by the Company’s confidential treatment request with respect to the Dharmacon license, so the Company respectfully requests that the Staff consider withdrawing this comment.

Jeffrey Riedler
December 8, 2011

33.	For each of the license agreements below, please provide us with an analysis that supports your conclusion that you are not substantially dependent on the following agreements disclosed on page F-28:
•	License agreement with Cold Spring Harbor Laboratory;

•	License agreement with TriLink Biotechnologies;

•	License agreement with Life Technologies; and
COMPANY RESPONSE

The license agreement with Cold Spring Harbor Laboratory referred to in the Notes to Financial Statements is retained by Galena, so it is not material to the Company. The Company has terminated the license agreements with TriLink Biotechnologies and Life Technologies, since they are no longer relevant to the Company’s development activities. The Company does not expect to incur any material liabilities or obligations in connection with the termination of these licenses.
•	License agreements with University of Massachusetts Medical School,

•	other than the license agreement already disclosed on page 54.
COMPANY RESPONSE

Similarly, all former license agreements with UMMS other than the license agreement described on page 54 of the amended preliminary prospectus have been terminated by the Company without material liability or obligation of the Company.

Alternatively, please file the license agreements as exhibits to your filing and describe the material terms of any such agreements in your Business section, including, but not limited to any payment provisions, aggregate milestone payments, a range of royalty payments, exclusivity provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions.

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

See the response, above.

Management, page 59

34.	We note that Mark Ahn also serves as the President, Chief Executive Officer and a director of Galena. Please expand your disclosure here and on page 66 to disclose the number of hours Mr. Ahn has agreed to dedicate to you. Please also consider adding a risk factor to discuss the risks that your President and Chief Financial Officer is not working full time for you, is not being compensated by you and may have conflicts of interests with you.

COMPANY RESPONSE

See the added disclosures on page 59 of the amended preliminary prospectus, as well as the new disclosures under “Risk Factors” on page 11.
Certain Relationships and Related Party Transactions, page 65
Agreements with Galena Biopharma, Inc., page 65
35.	Here, and in the Business section as appropriate, please disclose the names of the institutions which granted the research grants and the license agreements that Galena has assigned to you in connection with the contribution agreement.

COMPANY RESPONSE

The Company has disclosed on page 65 the identities of the granting institutions and the material contributed licenses on page 65 of the amended preliminary prospectus.
Advirna Agreement, page 66
36.	Please disclose the exact nature of the affiliation between Advirna and Anastasia Khvorova.

Jeffrey Riedler
December 8, 2011

COMPANY RESPONSE

Dr. Khvorova is a director and 50% owner of Advirna as disclosed on pages 4 and 66 of the amended preliminary prospectus. Her husband is the other director and 50% owner as also disclosed.

Beneficial Ownership of Certain Beneficial Owners and Management, page 68

37.	Although we note that there is a “conversion cap” limitation for certain of your investors, the security holders’ ability to acquire and sell a large amount of your common stock is material information which is required to be disclosed in your registration statement. See Securities Act Rule 408. Accordingly, please revise your table to include the ownership of Tang Capital Partners, RTW Investments, Mr. Tang and Mr. Wong without consideration of the “conversion limitation.” In addition, please include a footnote to your beneficial ownership table that discloses the “conversion limitation” and the impact on the respective security holders.

COMPANY RESPONSE

In response to the Staff’s comment, the Company has revised the amended preliminary prospectus in Notes 2 and 4 on page 69 to provide a detailed explanation of the conversion limitation and to provide the number and percentage of shares that each investor would have the right to acquire but for the conversion limitation. The Company supplementally advises the Staff that, following the spin-off transaction, neither of the investors will have voting or investment power with respect to more than 9.999% of the Company’s common stock, nor will either investor have the right to acquire voting or investment power with respect to more than 9.999% of the Company’s common stock. In accordance with the certificate of designations for the Series A Preferred Stock that will be held by the investors following the spin-off transaction, this conversion limitation may not be waived and any purported conversion inconsistent with this conversion limitation is null and void. Therefore, the Company respectfully submits that it is appropriate to reflect the conversion limitation in its beneficial ownership table.
Exhibits
38.	We note that Exhibits 2.1 and 2.2 each omit various schedules and exhibits thereto. Please either file complete copies of these agreements or provide us with a detailed analysis of each omitted schedule, exhibit or other attachment thereto that supports your belief that such schedule does not contain information which is material to an

Jeffrey Riedler
December 8, 2011

investment decision or which is otherwise disclosed in the agreement or the filing and provide us copies of each omitted schedule, exhibit or other attachment thereto. In addition, please re-file each agreement with a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

COMPANY RESPONSE

We note that Item 601(b)(2) provides that “[s]chedules (or similar attachments) to [the exhibits listed in Item 601(b)(2)] shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”

The Company has re-filed as Exhibit 2.1 the Contribution Agreement, including all exhibits.

The Contribution Agreement also contains disclosure schedules setting forth supplemental disclosures and exceptions to the customary representations and warranties of Galena contained in the Contribution Agreement. The Company believes that such disclosure schedules contain no information which is material to an investment decision relating to the spin-off of the Company that is not otherwise disclosed in Amendment No. 1.

Supplementally, we note the following with respect to the omitted schedules:
•	Schedule 1.1(j) — Transferred Contracts: Lists the contracts transferred to the Company under the Contribution Agreement. Any such contract that is material to the Company is included as an exhibit to Amendment No. 1. See, for example, Exhibits 10.3 through 10.11.

•	Schedule 1.1(k) — Transferred Technology: Lists the patents, trademarks, trade names, and copyrights transferred to the Company under the Contribution Agreement. Information contained in Schedule 1.1(k) that the Company believes is material to an investment decision is described in the amended preliminary prospectus (see, for example, the discussion under the caption “Intellectual Property” on pages 54 and 55). Some of this information also appears in exhibits to Amendment

Jeffrey Riedler
December 8, 2011

No. 1 (see, for example, Appendix 1 of Exhibit 10.5, which lists RNAi related patent applications covered by patent rights related to RNAi and self-delivering technology).

•	Schedule 2.1(d) — Tangible Personal Property and Equipment: Lists tangible personal property and equipment transferred to the Company under the Contribution Agreement. The list includes items such as laptops, monitors and other equipment, none of which is material to an investment decision.

•	Schedule 2.1(e) — Additional Rights: Lists research grants of approximately $800,000 that were assigned by Galena to the Company, subject to the approval of the granting institutions. Such grants and the granting institutions have now been disclosed on page 65 of the amended preliminary prospectus.

•	Schedule 2.2(a) — Excluded Assets: Lists property of Galena that was excluded from the assets transferred to the Company under the Contribution Agreement.

•	Schedule 2.3(a) — Inter-Company and Accounts Payable: Sets forth obligations of Galena assumed by the Company under the Contribution Agreement, including the aggregate amount of certain accounts payable. The Company does not believe that the scheduled information is material to an investor’s evaluation of the Company’s financial condition in light of the information contained in the Company’s financial statements and related discussion provided in the amended preliminary prospectus.

•	Schedule 3.1(e) — Inventory: Lists inventory and raw materials transferred to the Company, which includes only a small RXI-109 GMP (good manufacturing practice) manufacturing batch. All material information relating to RXI-109, the Company’s first RNAi-based product candidate, is disclosed in the amended preliminary prospectus.

•	Schedule 3.3 — Required Consents: Cross-references Schedules 1.01 and 3.01(o) to the Securities Purchase Agreement for a list of consents and approvals required in connection with the transactions contemplated by the Contribution Agreement. See below discussion of such schedules under “Exhibit 2.2 — Securities Purchase Agreement.”

Jeffrey Riedler
December 8, 2011

•	Schedule 3.5 — Intellectual Property Rights: Cross-references Schedules 1.1(j) and 1.1(k) of the Contribution Agreement. See above discussion of such Schedules.
In view of the foregoing and based on its review and analysis, the Company does not believe that it is necessary to file the referenced schedules.

A copy of each omitted schedule is enclosed supplementally per the Staff’s request. Moreover, the Company notes that, as required by Item 601(b)(2) of Regulation S-K, Exhibit 2. 1 contains a list briefly identifying the contents of all omitted schedules, and includes an agreement by the Company to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Exhibit 2.2 — Securities Purchase Agreement

The Company has re-filed as Exhibit 2.2 the Securities Purchase Agreement, including all exhibits, except Exhibits H-1, H-2 and I. The Company believes that such omitted exhibits do not contain information which is material to an investment decision and which is not otherwise disclosed in the Contribution Agreement or Amendment No. 1.

Supplementally, we note the following with respect to the foregoing omitted exhibits:
•	Exhibits H-1 and H-2 — Forms of Legal Opinions: These exhibits include customary forms of legal opinions relating to the transactions contemplated by the Securities Purchase Agreement. Such opinions were specifically negotiated with the investors, Tang Capital Partners, LP and RTW Investments, LLC, do not contain information that expands upon the substantive terms of the Securities Purchase Agreement and would be of no interest to Galena stockholders, generally.

•	Exhibit I — Opening Balance Sheet: Unaudited opening balance sheet for the Company, as of September 24, 2011, which sets forth the assets and liabilities of the Company as of such date. The amended preliminary prospectus contains audited financial statements and information reflecting Galena’s RNAi-related activities, assets and

Jeffrey Riedler
December 8, 2011

liabilities, as well as a detailed discussion and breakdown of the financial terms of the Contribution Agreement and the Company’s agreements with the investors. In light of these disclosures, the unaudited opening balance sheet information is not material to an understanding of the spin-off of the Company.
The Securities Purchase Agreement also contains disclosure schedules setting forth exceptions to the customary representations, warranties and covenants of the Company and of Galena contained in the Securities Purchase Agreement. The Company believes that such disclosure schedules contain no information that is material to an investment decision that is not otherwise disclosed in Amendment No. 1.

Supplementally, we note the following with respect to the omitted schedules:
•	Schedule 1.01 — Required Approvals: Lists contracts that require prior written consent of the counterparty in connection with the assignment and transfer of such contracts as contemplated in the Contribution Agreement, all or substantially all of which have been obtained. Thus, filing this schedule could potentially be confusing or misleading to Galena stockholders.

•	Schedule 3.01(c) — Capitalization: Discloses that the Company will grant to its executive officers, Anastasia Khvorova, Ph.D., and Pamela Pavco, Ph.D., options to purchase the Company’s common stock, and that the Company intends to grant to other employees following the closing options to purchase the Company’s common stock in amounts to be determined.
The principal terms of the Company’s employment agreements with Drs. Khvorova and Pavco, including the foregoing option grants, are described in the “Executive Compensation — Employment Agreements” section of the amended preliminary prospectus, and the employment agreements, are included as Exhibits 10.1 and 10.2, respectively, to Amendment No. 1. Further, page 61 of the amended preliminary prospectus describes RXi Pharmaceuticals Corporation Long Term Incentive Plan that the Company intends to adopt, under which the Company will grant the foregoing options.
•	Schedule 3.01(h) — Actions Pending: Discloses that Alnylam Pharmaceuticals has asserted certain claims against Galena in a letter

Jeffrey Riedler
December 8, 2011

dated June 22, 2010. The Company has identified Alnylam Pharmaceuticals, along with the nature of its claims, on page 17 of the amended preliminary prospectus.

•	Schedule 3.01(k) — Certain Fees: Discloses that the Company may pay a third-party fee up to $15,000 in connection with the transactions contemplated by the Securities Purchase Agreement, which amount is immaterial to the Company.

•	Schedule 3.01(l) — Contracts: Provides that the Company was not a party to any contract other than the contracts assigned by Galena under the Contribution Agreement.

•	Schedule 3.01(m) — Employees: Lists all persons employed by the Company as of September 24, 2011, as well as the job title and compensation for each employee over the prior twelve months. Such persons were former employees of Galena. As part of the transactions under the Contribution Agreement, Galena assigned to the Company its employment arrangements with certain scientific, corporate and administrative personnel who have become the Company’s employees. This information is disclosed in the amended preliminary prospectus, along with the principal terms of the Company’s employment agreements with its executive officers. Also disclosed is the aggregate compensation paid by Galena to the Company’s employees for the nine months ended September 30, 2011.

•	Schedule 3.01(n) — Absence of Certain Developments: Lists or makes reference to certain developments or actions of the Company from the date of its formation until September 24, 2011. Such items include the issuance to Galena of shares of the Company’s common stock in connection with the formation of the Company, liabilities set forth in Schedule 2.3(a) of the Contribution Agreement that were to be assumed by the Company, contracts listed in Schedule 1.1(j) of the Contribution Agreement that were to be transferred to the Company, and financial information presented as of September 24, 2011. The Company believes that such information is immaterial to an investment decision, is otherwise disclosed in the amended preliminary prospectus, or is outdated. See, for example, the above discussion of Schedules 1.1(j) and 2.3(a), and the discussion under “Liquidity and Capital Resources” on page 42 of the amended preliminary prospectus.

Jeffrey Riedler
December 8, 2011

•	Schedule 3.01(o) — Governmental Approvals: Discloses that the assignment of the research grants by Galena to the Company will be subject to the approval of the granting institutions. Such information is disclosed on page 65 of the amended preliminary prospectus.

•	Schedule 3.01(q) — Related Party Transactions: Discloses that Dr. Khvorova is a 50% owner and a director of Advirna, LLC, and, as such, has a material interest in the patent and technology assignment agreement between Advirna and Galena, dated September 21, 2009. Such information is disclosed on pages 4 and 66 of the amended preliminary prospectus.

•	Schedule 3.01(t)(iii) — Scheduled Intellectual Property Rights: References the Company’s intellectual property rights. See above discussion of Schedule 1.1(k) to the Contribution Agreement.

•	Schedule 3.01(t)(iv) — IP Contracts: References Schedule 1.1(j) of the Contribution Agreement for a list of contracts transferred to the Company pursuant to the Contribution Agreement under which the Company (1) uses or licenses intellectual property material to the Company or (2) owes future royalties or other payments. See above discussion of Schedule 1.1(j) to the Contribution Agreement.
In view of the foregoing and based on its review and analysis, the Company does not believe that it is necessary to re-file the Securities Purchase Agreement to include the omitted exhibits or schedules. A copy of each omitted exhibit and schedule is enclosed supplementally per the Staff’s request.

As required by Item 601(b)(2) of Regulation S-K, Exhibit 2. 2 contains a list briefly identifying the contents of all omitted schedules, and includes an agreement by the Company to furnish supplementally a copy of any omitted schedule to the Commission upon request.
     Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 1. When the time comes, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Jeffrey Riedler
December 8, 2011

     Please direct any questions regarding this response letter to me at 310-789-1259.
Very truly yours,
/s/ Dale Short
DES/bwg

Cc:	Nandini Acharya (SEC) James Peklenk (SEC)